UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-40086

Portage Biotech Inc.

(Translation of registrant's name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110.

(Address of principal executive office)

c/o Portage Biotech, Inc., Ian Walters, 203.221.7378

6 Adelaide St. East, Suite 300 Toronto, Ontario, Canada M5C 1H6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Acquisition of Four Candidates Targeting the Adenosine Pathway

Portage Biotech Inc., a British Virgin Islands company (“Portage” or “Parent”) and a clinical-stage immuno-oncology company developing therapies to improve patient lives and increase survival by avoiding and overcoming cancer treatment resistance, acquired on July 1, 2022 Tarus Therapeutics, Inc., a Delaware corporation (the “Company”), a private company developing adenosine receptor antagonists for approximately $21 million upfront consideration. Under the terms of the acquisition agreement, Portage acquired the Company in exchange for 2,425,999 ordinary shares of Portage valued at approximately $18 million along with the assumption of $3 million of liabilities. Additionally, payments of up to $32 million in Portage ordinary shares or cash would be triggered upon achievement of future development and sales milestones. As a result of the transaction, Portage acquires four best-in-class assets targeting different aspects of the adenosine pathway and is now in a unique position to evaluate the role of adenosine in cancer and other diseases.

Entry into a Material Definitive Agreement

On July 1, 2022, Portage, Portage Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Portage Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub 2”), the Company, and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative for the selling stockholders of the Company (the “Sellers’ Representative”), entered into an Agreement and Plan of Merger and Reorganization dated as of July 1, 2022 (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, (a) Merger Sub was merged with and into the Company (the “First Merger”), upon which Merger Sub ceased to exist and the Company was the surviving corporation and became a wholly-owned subsidiary of Parent and, immediately thereafter, (b) the Company was merged with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”) and the separate corporate existence of the Company ceased and Merger Sub 2 continued as the surviving company and a wholly-owned subsidiary of Parent. The Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and by executing the Merger Agreement, the parties intended to adopt a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

Subject to the terms of the Merger Agreement, at the effective time of the First Merger (the “Effective Time”), (i) each share of Company Common Stock (“Company Capital Stock”) held as treasury stock or held or owned by the Company or Merger Sub immediately prior to the Effective Time was canceled and retired and ceased to exist, and no consideration was delivered in exchange therefor, and (ii) each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding those held as treasury stock or by Company or Merger Sub and dissenting shares) was automatically converted into the right to receive a number of ordinary shares, no par value, of Parent (“Parent Shares”) as set forth in the Merger Agreement (the “Merger Consideration”).

Each of Parent, Merger Sub, Merger Sub 2, and the Company made customary representations, warranties and covenants in the Merger Agreement. Each of Parent and the two principal sellers have agreed to indemnify certain other parties subject to customary terms and conditions for a transaction of this type. Pursuant to the terms of the Merger Agreement, 150,000 Parent Shares in the aggregate, which would have otherwise been distributed to the two principal sellers, were placed into escrow with an escrow agent to secure for a period of fifteen (15) months certain of the indemnification obligations of the two principal sellers.

Pursuant to the Merger Agreement, following the Effective Time, Parent shall use its reasonable best efforts to cause Robert Glassman to be appointed to the Board of Directors of Parent. Such reasonable best efforts and the appointment of Mr. Glassman shall remain subject to the approval of Parent’s Board of Directors and compliance with any additional regulations or requirements promulgated by the U.S. Securities and Exchange Commission and/or the Nasdaq Capital Market.

The Merger Agreement contemplates that, as of the Effective Time, the Company will have no more than $2,000,000 of short-term debt (the “Outstanding Debt”) as well as certain license milestone payments not to exceed $1,000,000, plus any applicable interest accrued after the Effective Time (the “Outstanding License Obligations”). Immediately following the Effective Time, Parent will provide the surviving corporation with at least $2,000,000 such that the surviving corporation can immediately pay off the Outstanding Debt in full and secure the release of any and all liens and personal guarantees associated with the Outstanding Debt. Additionally, Parent committed that it shall, as of the Closing Date and on a continuing basis, provide sufficient capitalization to the Company to pay any outstanding amounts in connection with the Outstanding License Obligations.

The Merger Agreement provides for certain post-closing payments by Parent subject to reaching specified milestones with respect to clinical trial enrollment related to the adenosine compounds plus any backup compounds (“Company Products”) and upon reaching certain defined sales milestones with respect to Company Products. The clinical trial success fee and milestone payments are capped by the Merger Agreement such that the aggregate amount of cash payments made pursuant to these events may not exceed 60% of the value of the total Merger Consideration. The maximum amount of aggregate consideration payable in Portage ordinary shares or cash under these milestones is up to $32,000,000.

Consummation of the Mergers and the other transactions contemplated in the Merger Agreement was subject to certain customary conditions, including approvals by the Boards of Directors of Parent and the Company and the holders of at least a majority of Company Capital Stock. Each of the above approvals was obtained on July 1, 2022.

The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Lock-Up Agreement

In connection with the Merger Agreement, and as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, holders of at least 90% of the Company Capital Stock entered into lock-up agreements with Parent (each, a “Company Lock-Up Agreement”) regarding the Parent Shares they will receive as Merger Consideration. Each Company Lock-up Agreement contains restrictions on transfer with respect to Parent Shares paid as Merger Consideration (the “Restricted Shares”). The restrictions on transfer last for either six (6) or twelve (12) months, depending on the number of Restricted Shares held by each holder, and are subject to certain customary exceptions regarding the transfer restrictions. Additionally, Restricted Shares, which are subject to a twelve (12) month lock-up period, are also subject to a three (3) month dribble-out period which commences on the expiration of the twelve (12) month lock-up period. During the dribble out period, each holder shall not sell more than ten percent (10%) of the average trading volume of Parent Shares for the rolling three month period prior to the date on which the holder executes a trade of Parent Shares without the prior written consent of Parent (which Parent shall be permitted to withhold at its sole discretion).

The foregoing description of the Company Lock-Up Agreements does not purport to be complete, and is qualified in its entirety by reference to the full text of the Form of Company Lock-Up Agreements, which are attached hereto as Exhibits 10.1 and 10.2 and are incorporated herein by reference.

Entry into Equity Financing Arrangement

On July 6, 2022 (the “Signing Date”), Portage entered into a Purchase Agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln”), pursuant to which Portage may require Lincoln to purchase Parent Shares having an aggregate value of up to $30 million over a period of 36 months. Pursuant to the Purchase Agreement, Lincoln will be obligated to purchase Parent Shares in three different scenarios as described below.

Regular Purchase – At any time after the Closing Date (as defined below) and provided that the closing sale price of the Parent shares is not less than $0.25 per share, from time to time on any business day selected by Portage (the “Purchase Date”), Portage shall have the right, but not the obligation, to require Lincoln to purchase up to 30,000 Parent Shares (the “Regular Purchase Amount”) at the Purchase Price (as defined below) per purchase notice (each such purchase, a “Regular Purchase”). Lincoln’s committed obligation under each Regular Purchase shall not exceed $1,500,000; provided, that the parties may mutually agree at any time to increase the dollar amount of any Regular Purchase on any Purchase Date above and beyond the forgoing amounts that Lincoln is committed to purchase. The purchase price for Regular Purchases (the “Purchase Price”) shall be equal to the lesser of: (i) the lowest sale price of the Parent Shares during the Purchase Date, and (ii) the average of the three (3) lowest closing sale prices of the Parent Shares during the ten (10) business days prior to the Purchase Date. Portage shall have the right to submit a Regular Purchase notice to Lincoln as often as every business day. “Closing Date” shall mean the date that customary conditions to closing have been satisfied, including that Portage’s shelf registration statement for the Parent Shares to be issued pursuant to the Purchase Agreement is effective and available for use and any listing application and/or exchange approvals, to the extent applicable, have been approved.

Accelerated Purchase – In addition to Regular Purchases and provided that Portage has directed a Regular Purchase in full, Portage in its sole discretion may require Lincoln on each Purchase Date to purchase on the following business day (“Accelerated Purchase Date”) up to the lesser of (i) three (3) times the number of shares purchased pursuant to such Regular Purchase, and (ii) 25% of the trading volume on the Accelerated Purchase Date at a purchase price equal to the lesser of 97% of (i) the closing sale price on the Accelerated Purchase Date, and (ii) the Accelerated Purchase Date’s volume weighted average price (the “Accelerate Purchase Price”). The parties may mutually agree to increase the number of Parent Shares sold to Lincoln on any Accelerated Purchase Date at the Accelerated Purchase Price. Portage shall have the right in its sole discretion to set a minimum price threshold for each Accelerated Purchase in the notice provided with respect to such Accelerated Purchase and Portage may direct multiple Accelerated Purchases in a day; provided, that delivery of Parent Shares has been completed with respect to any prior Regular and Accelerated Purchases Lincoln has purchased.

Tranche Purchase – In addition to Regular Purchases and Accelerated Purchases and provided that the closing price of the Parent Shares is not below $0.25, at any time beginning five (5) business days from the Closing Date, Portage shall have the option to require Lincoln to purchase up to $3,000,000 in separate purchases of up to $1,000,000 for each purchase (the “Tranche Purchases”, and with Regular Purchases and Accelerated Purchases, the “Committed Purchases”). The purchase price for each Tranche Purchase shall be equal to 90% of the Purchase Price. Portage may deliver notice to Lincoln for a Tranche Purchase so long as at least twenty (20) business days have passed since any Tranche Purchase was completed.

Commitment Fee – Upon execution of the Purchase Agreement, Portage issued to Lincoln 94,508 Parent Shares as a commitment fee.

Termination – Portage shall have the right to terminate the Purchase Agreement for any reason, effective upon one (1) business day prior written notice to Lincoln. Lincoln has no right to terminate the Purchase Agreement.

Suspension of Committed Purchases – Committed Purchases shall be suspended if any of the following occur: (i) the shelf registration statement is not available for the sale of all of the Parent Shares issued pursuant to the Purchase Agreement for ten (10) consecutive trading days or for a total of thirty (30) trading days out of the preceding 365 days; (ii) the Parent Shares cease to be DTC authorized and participating in the D.W.A.C./F.A.S.T. systems; (iii) suspension of the Parent Shares from trading for one (1) trading day; (iv) any breach of the representations and warranties or covenants contained in any related agreements with Lincoln which has or which could have a material adverse effect on Portage, Lincoln or the value of the Parent Shares, subject to reasonable cure periods to be agreed upon for curable breaches of covenants; (v) if Portage is listed on a national exchange or market (excluding the OTC Markets, OTC Bulletin Board or comparable market), at any time prior to shareholder approval of the Purchase Agreement more than 19.99% of Portage’s aggregate Parent Shares, determined as of the Signing Date, would be issuable to Lincoln in violation of the principal securities exchange or market rules; (vi) if the Parent Shares cease to be eligible for trading on the NASDAQ Capital Market, Portage’s principal market, and is not immediately thereafter trading on the NASDAQ Global Select Market, the NASDAQ Global Market, the NYSE, the NYSE American, or the OTC Markets; or (vii) Portage’s insolvency or Portage’s participation or threatened participation in insolvency or bankruptcy proceedings by or against Portage. The Committed Purchases may resume following the resolution of any of these events.

No Financial or Business Covenants Except Comparable Priced Financings – The Purchase Agreement does not impose any financial or business covenants on Portage and there are no limitations on the use of proceeds received by Portage from Lincoln. Portage may raise capital from other sources in its sole discretion; provided, however, that Portage shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three (3) year anniversary of the Signing Date, excluding, however, an At-The-Market (ATM) transaction with a registered broker-dealer.

Registration Rights Agreement – In connection with the Purchase Agreement, Portage and Lincoln entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated July 6, 2022. Pursuant to the Registration Rights Agreement, Portage agreed, that within the time required under Rule 424(b) under the Securities Act, it will file with the SEC the Initial Prospectus Supplement to Portage’s shelf registration statement pursuant to Rule 424(b) for the purpose of registering for resale the Parent Shares to be issued to Lincoln under the Purchase Agreement. All reasonable expenses of Portage incurred through the registration of the Parent Shares under the Purchase Agreement shall be paid by Portage.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete, and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Registration Rights Agreement, which are attached hereto as Exhibit 10.3 and 10.4 and are incorporated herein by reference.

FORWARD LOOKING STATEMENTS

This report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 includes forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

·	our plans and ability to develop and commercialize product candidates and the timing of these development programs;

·	clinical development of our product candidates, including the results of current and future clinical trials;

·	the benefits and risks of our product candidates as compared to others;

·	our maintenance and establishment of intellectual property rights in our product candidates;

·	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

·	our estimates of the size of the potential markets for our product candidates; and

·	our selection and licensing of product candidates.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations.

We do not currently have the marketing expertise needed to commercialize our products; we will be primarily a pharmaceutical development business subject to all of the risks of a pharmaceutical development business.

Consequently, all of the forward-looking statements made in this report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Financial Statements and Exhibits.

(a)	Financial Statements of Business Acquired. Portage intends to file financial statements for the Company under the cover of an amendment to this report on Form 6-K no later than seventy-five (75) calendar days from July 1, 2022.

(b)

Pro Forma Financial Information. Portage intends to file the unaudited pro forma financial information, which give effect to the acquisition of the Company, under the cover of an amendment to this report on Form 6-K no later than seventy-five (75) calendar days from July 1, 2022.

The following Exhibits are filed with this report:

2.1	Agreement and Plan of Merger and Reorganization dated as of July 1, 2022
10.1	Form of Lock-Up Agreement dated July 1, 2022
10.2	Form of Lock-Up Agreement dated July 1, 2022
10.3	Purchase Agreement dated as of July 6, 2022.
10.4	Registration Rights Agreement dated as of July 6, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portage Biotech Inc.
(Registrant)

Date: July 8, 2022	/s/ Ian Walters
Ian Walters
Chief Executive Officer